Income Statement (Profit and Loss)

Jiminys
For the year ended December 31, 2022

Account	2022
Income	
Gross Sales	
404 - Amazon	551,848.38
406 - Chewy	188,201.56
400 - Consumer Sales	601,184.86
401 - Independent Pet Retailer	172,889.94
408 - International Sales	45,128.90
402 - Natural Distributors	60,716.42
409 - Other DTC	84,158.14
410 - Pet Distributors	237,182.95
411 - Pet Professional - Vet	10,655.98
407 - Petco Sales	988,280.94
460 - Other Revenue	31,025.44
Total Gross Sales	**2,971,273.51**
Sales Discounts	
415 - Sales Discounts	(167,154.41)
Total Sales Discounts	**(167,154.41)**
Net Sales	**2,804,119.10**
Cost of Goods Sold	
520 - Co-Pack Fees	(228,841.34)
500 - Cost of Goods Sold	(1,281,865.69)
696 - Shrinkage / Overage	(101,125.10)
630 - Damages/Spoils	(6,138.22)
661 - Storage & Warehousing - Inventory	(34,611.99)
Total Cost of Goods Sold	**(1,652,582.34)**
Gross Margin	**1,151,536.76**
Distribution Fees	
691 - Partner Contract Fees\Discounts	(72,861.00)
609 - MCBs/Scans	(287,587.27)
607 - Amazon Fees	(91,535.88)
665 - Shipping	(562,771.60)
Total Distribution Fees	**(1,014,755.75)**
Contribution Margin	**136,781.01**
Operating Expenses	
Corporate Expenses	
612 - Consulting & Accounting	200,184.22
787 - Anthem Insurance Exp (EE)	24,497.04
788 - Dental Insurance Exp (EE)	4,376.30
791 - Kaiser Gold Insurance Exp (EE)	3,450.25
632 - Insurance	55,777.18
633 - Health Insurance	18,532.60
648 - Automobile Expenses	10,098.62
604 - Bank Service Charges	1,772.39
650 - Computer Equipment	2,486.58
676 - Dues & Subscriptions	43,890.25
640 - Legal Expenses	11,550.70
620 - Meals & Entertainment	2,629.82
652 - Office Expenses	10,503.55
672 - Payroll Tax Expense	20.14
784 - Salary Expense	475,345.34
656 - Printing & Stationery	5,261.23
680 - Telephone & Internet	2,985.13
605 - Software & Online Services	27,926.42
684 - Travel	77,530.33
668 - Wages and Salaries - Corporate	187,832.70
794 - Employer Taxes Expense - Corporate	48,346.24
606 - Website, Hosting, Servers, Domain Names	5,744.94
785 - Reimbursement	2,284.03
Total Corporate Expenses	**1,223,026.00**
Selling	
783 - Commission	88,131.04
690 - Bad Debts	13,643.19
667 - Contractors	49,557.03
694 - Expiration Donations	174,145.58
692 - Samples	54,915.49
603 - Merchant Services Fees	16,892.52
602 - Trade Shows & Conferences	64,902.91
669 - Wages and Salaries - Selling	172,123.17
795 - Employer Taxes Expense - Selling	13,655.94
Total Selling	**647,966.87**
Occupancy	
610 - Warehouse Charges - Internal	500.00
Total Occupancy	**500.00**
Marketing	
615 - Amazon Marketing Fees	84,123.67
600 - Advertising	351,533.17
616 - Retail Sales Marketing	259,489.00
292 - Social Media Marketing	136,962.08
628 - Product Development/Testing	49,323.92
793 - R&D	91,734.31
629 - Production	12,400.85
670 - Wages and Salaries - Marketing	58,842.30
796 - Employer Taxes Expense - Marketing	4,293.06
Total Marketing	**1,048,702.36**
Total Operating Expenses	**2,920,195.23**
Operating Income	**(2,783,414.22)**
Other Income / (Expense)	
700 - Depreciation	(2,004.54)
9000 - Line of Credit Interest & Fees	(65,011.39)
800 - Interest Expense	(1,060.46)
710 - Income Tax Expense	(15,449.86)
8100 - Extraordinary Loss	(568,986.91)
Total Other Income / (Expense)	**(652,513.16)**
Net Income	**(3,435,927.38)**

Balance Sheet

Jiminys
As of December 31, 2022

Account	Dec 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Clearing Accounts	49,130.99
Bank of America Checking 6524	89,478.26
Bill.com Money Out Clearing	18,709.06
Chase (FRB) 7560	383,975.50
Jiminys PayPal	2,144.09
Stripe USD	66.25
Amazon Reserve Account	11,385.00
Total Cash and Cash Equivalents	**554,889.15**
Accounts Receivable	301,665.85
Allowance for Doubtful Accounts	(75,000.00)
Goods Invoiced Not Received	61,445.25
Inventory	(0.13)
Inventory Assets	1,408,510.40
Prepaid Expenses	(2,757.20)
Total Current Assets	**2,248,753.32**
Fixed Assets	
Accumulated Depreciation	(12,695.41)
Other Receivables	28,241.85
Plate/Slug	39,182.45
Total Fixed Assets	**54,728.89**
Long Term Assets	
Rebranding	21,000.00
Total Long Term Assets	**21,000.00**
Total Assets	**2,324,482.21**
Liabilities and Equity	
Liabilities	
Current Liabilities	
(Do Not Use) Ampla LOC	(167.91)
Accounts Payable	1,095,810.77
Accrued Expenses	50,675.11
Accrued Wages and Salary	24,000.00
Insurance Payable	5,965.43
Goods Received not Invoiced	132,248.45
Sales Tax	13,259.28
Suspense	5,000.00
Credit Cards	2,539.53
Expensify Card Liability Account	12,910.83
PayPal Clearing Account	2,525.88
Line of Credit - Ampla	467,531.40
Total Current Liabilities	**1,812,298.77**
Long Term Liabilities	
Convertible Notes	6,930,962.00
Total Long Term Liabilities	**6,930,962.00**
Total Liabilities	**8,743,260.77**
Equity	
Current Year Earnings	(3,435,927.38)
Retained Earnings	(2,982,851.18)
Total Equity	**(6,418,778.56)**
Total Liabilities and Equity	**2,324,482.21**

Business Cash Flow Summary

Jiminys

For the year ended December 31, 2022

Account	2022
Operating Activities	
Receipts from customers	2,410,913.68
Payments to suppliers and er	(4,701,216.50)
Cash receipts from other ope	(633,998.30)
Net Cash Flows from Opera	**(2,924,301.12)**
Investing Activities	
Proceeds from sale of proper	55,398.95
Payment for property, plant a	(10,266.42)
Other cash items from investi	(318,279.16)
Net Cash Flows from Inves	**(273,146.63)**
Financing Activities	
Other cash items from financ	3,244,756.87
Net Cash Flows from Finan	**3,244,756.87**
Net Cash Flows	**47,309.12**
Cash and Cash Equivalents	
Cash and cash equivalents a	472,768.53
Net cash flows	47,309.12
Cash and cash equivalents a	520,077.65
Net change in cash for peri	**47,309.12**